UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lixte Biotechnology Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

539319103

(CUSIP Number)

September 3, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 539319103	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS.
Eric Forman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	5.	SOLE VOTING POWER	8,010,000(1)
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER	8,010,000(1)
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
8,000,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)2
17.06%

12.	TYPE OF REPORTING PERSON

IN

 1 Consists of 8,000,000 shares of common stock held by the John and Barbara Kovach 2015 Trust of which Mr. Forman is the sole trustee and 10,000 shares of Common Stock owned directly by Mr. Forman.

2 Based on 46,875,814 shares of Common Stock outstanding as of June 30, 2014, as reflected in the Issuer’s Form 10-Q for the quarter ended June 30, 2015.

CUSIP NO. 539319103	Page 3 of 5 Pages

Item 1(a). Name of Issuer.

The name of the issuer is Lixte Biotechnology Holdings, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 248 Route 25A, No. 2, East Setauket, New York 11733.

Item 2(a). Name of Person Filing.

Eric Forman

Item 2(b). Address of Principal Business Office, or, if None, Residence.

401 Park Avenue South, 10th Floor, New York, New York 10016

Item 2(c). Citizenship.

United States citizen.

Item 2(d). Title of Class of Securities.

The title of the class of securities to which this statement relates is the Common stock, $0.0001 par value per share.

Item 2(e). CUSIP No.

The CUSIP number is 539319103.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940

(e)	[ ]	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	[ ]	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)	[ ]	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)

(h)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

CUSIP NO. 539319103	Page 4 of 5 Pages

Item 4. Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover pages and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 539319103	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2015

/s/ ERIC FORMAN
Eric Forman